Exhibit 99.1

Contacts:
Andrew Williams
Koji Fusa
Collabrium Japan Acquisition Corporation
44-20-7408-4710
81-90-7220-7746
info@collabriumcapital.com

FOR IMMEDIATE RELEASE

COLLABRIUM JAPAN ACQUISITION CORPORATION
RECEIVES NASDAQ NOTIFICATION LETTER

London, October 7, 2013 – Collabrium Japan Acquisition Corporation (Nasdaq: JACQU) (the “Company”) announced today that it received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on October 3, 2013 indicating that the Company is not currently in compliance with Nasdaq’s Listing Rules (“Listing Rules”) for continued listing due to the Company’s failure to file with the Securities and Exchange Commission under Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) an interim balance sheet and income statement as of the end of its most recently completed second quarter (March 31, 2013).  Pursuant to Listing Rule 5250(c)(2), the Company was required to file such Form 6-K no later than six months following the end of the Company's second quarter, or September 30, 2013.  As of the date of this press release, the Company has not yet filed the required Form 6-K.

The Nasdaq letter has no immediate effect on the listing of the Company’s securities. Pursuant to the letter, the Company has 60 days from the date of the letter, or until December 2, 2013, to submit a plan to regain compliance with the Listing Rules. The Company intends to file its Form 6-K for the period ended March 31, 2013 in advance of the due date for the plan.  If the Company is unable to file its Form 6-K in advance of the due date for the plan, the Company will instead submit a plan to regain compliance.

This announcement is being made in compliance with Listing Rule 5810(b).

About Collabrium Japan Acquisition Corporation

Collabrium Japan Acquisition Corporation is a blank check company organized for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or any other similar business combination with, one or more businesses or entities. The Company’s efforts to identify a prospective target business will not be limited to any particular industry or geographic region.

Forward Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties.  Forward looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.

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